Exhibit 8.1

December 28, 2016

National Holdings Corporation 410 Park Avenue, 14th Floor New York, N.Y. 10022

Re:	Material U.S. Federal Income Tax Consequences from Issuance of Warrants

Ladies and Gentlemen:

You have requested our opinion (the “Opinion”) as to whether the issuance of Warrants (as defined below) by National Holdings Corporation, a Delaware corporation (the “Company”), will be treated as a tax-free distribution for U.S. federal income tax purposes pursuant to Section 305(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The Warrants are being issued pursuant to the Warrant Agreement dated December 13, 2016 (the “Warrant Agreement”) among the Company, on the one hand, and Computershare Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A., as warrant agent, on the other hand. The Company has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (File No. 333-214791) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Warrants and the shares of the common stock, par value $0.02 per share, of the Company issuable thereunder (the common stock of the Company being referred to herein as the “Common Stock”).

FACTS

You have advised us, and we have assumed, that the relevant facts are as follows:

The Company entered into an agreement and plan of merger dated as of April 27, 2016 (the “Merger Agreement”) with Fortress Biotech, Inc. (“Fortress”) and Fortress’s wholly-owned subsidiary, FBIO Acquisition, Inc. (“Acquisition Sub”), pursuant to which Acquisition Sub commenced a tender offer (the “Offer”) on August 12, 2016 to purchase one hundred percent (100%) of the issued and outstanding shares of Common Stock at $3.25 per share (the “Offer Price”). If certain conditions set forth in the Merger Agreement were satisfied, Acquisition Sub was to be merged with and into the Company with the Company surviving as a wholly-owned subsidiary of Fortress (the “Merger”).

Article VII of the Merger Agreement provides that if the number of shares of Common Stock validly tendered as of the expiration of the Offer, together with the shares of Common Stock then owned by Fortress and its controlled affiliates, represented at least 80% of the then-outstanding shares of Common Stock (the “Merger Condition”), the Merger would occur. However, in the event that the Merger Condition is not satisfied, a “Partial Acquisition” (as defined in the Merger Agreement) will have occurred. Upon the occurrence of a Partial Acquisition, the Company is required to set a record date within ninety (90) days following the expiration of the Offer (which record date is prior to the Board of Directors of the Company authorizing any new issuance of shares of Common Stock or any other securities or interests) for distribution by the Company to the holders of Common Stock of a warrant (each a “Warrant” and collectively the “Warrants”) to purchase one share of Common Stock for every share of Common Stock owned at an initial exercise price of $3.25 per share (such issuance of Warrants, the “Warrant Issuance”).

National Holdings Corporation

December 28, 2016

A total of 7,037,482 shares of Common Stock were validly tendered and not withdrawn in the Offer (including shares delivered through notices of guaranteed delivery), representing approximately 56.6% of the issued and outstanding shares of Common Stock, and approximately 51.4% of the outstanding shares of Common Stock on a fully-diluted basis, in each case immediately following the expiration of the Offer and without giving effect to the Warrant Issuance. The 7,037,482 shares of Common Stock acquired by Acquisition Sub in the Offer represented all of the shares of Common Stock beneficially held by Fortress and its controlled affiliates as of the expiration of the Offer. Therefore, as the Merger Condition has not been satisfied, a Partial Acquisition has occurred, requiring the Company to effect the Warrant Issuance. The Company announced in a Current Report on Form 8-K filed with the Commission on October 26, 2016 that it established December 9, 2016 as the record date with respect to the Warrant Issuance.

The Company and Acquisition Sub also entered into a Stockholders’ Rights Agreement dated as of April 27, 2016 (the “Stockholder Rights Agreement”), which became effective as a result of the occurrence of a Partial Acquisition. The Stockholders’ Rights Agreement provides, among other things, that for so long as Acquisition Sub holds any shares of Common Stock, Acquisition Sub will have the right, commencing at the Company’s 2016 annual meeting of stockholders and continuing through September 12, 2019, to designate for nomination by the Board of Directors of the Company all directors to be elected at any annual or special meeting of the stockholders of the Company.

The Board of Directors of the Company remained neutral and made no recommendation to the holders of Common Stock regarding whether to tender their shares pursuant to the Offer. However, the Board of Directors wanted all of the holders of the Common Stock to have the ability to tender stock at the Offer Price. During the course of negotiating the Merger Agreement, Fortress determined that it would be beneficial to it if the Common Stock of the Company continued to be publicly traded following the completion of the Offer. Fortress was still willing to purchase all shares that were tendered at the Offer Price, but proposed that the Company agree to effect the Warrant Issuance as a condition to the agreement by Fortress to cause Acquisition Sub to launch the Offer. It was believed by Fortress at the time of such negotiations that the agreement by the Company to effect the Warrant Issuance would provide additional incentive to some holders of the Common Stock not to tender their shares in the Offer.

Since the agreement to effect the Warrant Issuance was intended by Fortress to incentivize holders of Common Stock to not tender their shares pursuant to the Offer, it was determined by Fortress and the Company that such incentive would be reduced if either Fortress or Acquisition Sub also received Warrants in the Warrant Issuance with respect to shares of Common Stock owned by Fortress or Acquisition Sub. Thus, Fortress, Acquisition Sub and the Company agreed pursuant to Section 6.16 of the Merger Agreement that the Warrants to be received by Fortress and Acquisition Sub from the Warrant Issuance will not be exercisable or transferable.

National Holdings Corporation

December 28, 2016

The Warrants will be immediately exercisable, and are freely transferable, by all stockholders of the Company other than Fortress and Acquisition Sub. The Company has no other class of stock outstanding other than Common Stock. The Company has outstanding warrants to purchase up to approximately 21,558 shares of Common Stock, and options to purchase up to approximately 1,221,500 shares of Common Stock. Other than the warrants and options noted in the immediately preceding sentence, the Company does not have outstanding any other warrants, options, convertible securities or any other type of right under which stock of the Company could be obtained.

In rendering this Opinion we have relied upon the representations made to us by the Company in the letter addressed to us dated the date hereof (the “Representation Letter”).

DISCUSSION

Under Section 301 of the Code, a distribution of property made by a corporation to a stockholder with respect to its stock generally is treated as a dividend includible in the stockholder’s gross income to the extent the corporation has earnings and profits (“E&P”).  1 To the extent the amount of the distribution exceeds the distributing corporation’s E&P, it is first treated as a reduction in the adjusted basis of the stockholder’s stock, 2 and then as gain from the sale or exchange of stock to the extent it exceeds general stockholder’s adjusted basis in such stock. 3

For this purpose “property” is defined under Section 317(a) of the Code to mean money, securities, and any other property except stock in the corporation making the distribution, or rights to acquire such stock. The amount of a distribution is thus the amount of money, plus the fair market value of other property, received by the stockholder. 4

Section 305(a) of the Code provides that gross income generally does not include the amount of any distribution of the stock of a corporation made by such corporation to its stockholders with respect to its stock. For purposes of Section 305, the term “stock” includes rights to acquire stock.5 For purposes of Section 305(b) and (c) the term “stockholder” includes a holder of rights or of convertible securities.6

1 316 (a “dividend” means any distribution of property made by a corporation to its stockholders out of its E&P accumulated after February 28, 1913, or out of its E&P of the taxable year (computed as of the close of the taxable year without diminution by reason of any distributions made during the taxable year) without regard to the amount of the E&P at the time the distribution was made).

2 301(c)(2).

3 301(c)(3).

4 301(b).

5 305(d)(1).

6 305(d)(2).

National Holdings Corporation

December 28, 2016

Section 305(b) provides that Section 305(a) will not apply, and the distribution of stock will be treated as a distribution of property to which Section 301 applies, if:

●	the distribution is, at the election of any of the stockholders (whether exercised before or after the declaration thereof), payable either in its stock or in property; [7]

●

the distribution (or a series of distributions of which such distribution is one) has the result of the receipt of property by some stockholders, and an increase in the proportionate interests of other stockholders in the assets or E&P of the corporation (a “disproportionate distribution”);  [8]

●

the distribution (or a series of distributions of which such distribution is one) has the result of the receipt of preferred stock by some common stockholders, and the receipt of common stock by other common stockholders; [9]

●

the distribution is with respect to preferred stock, other than an increase in the conversion ratio of convertible preferred stock made solely to take account of a stock dividend or stock split with respect to the stock into which such convertible stock is convertible; [10] or

●	the distribution is of convertible preferred stock, unless it is established to the satisfaction of the Secretary that such distribution will not have the result described in Section 305(b)(2). [11]

Section 305(c) provides further that under applicable Treasury Regulations certain other transactions, including a redemption of stock to which Section 301 applies, may be treated as a distribution of property to which Section 301 applies.

The stockholders of the Company will not have an option to receive cash or other property in lieu of receiving Warrants. Further, the Company has no preferred stock outstanding, and the exercise of the Warrants permits the holder thereof to acquire only Common Stock. Therefore, the only exception to Section 305(a) that could apply to the Warrant Issuance is the disproportionate distribution rule of Section 305(b)(2).

In order to be a disproportionate distribution the Warrant Issuance must be one of a series of distributions in which money or property is received by some stockholders, and other stockholders receive an increase in their proportionate interest in the assets and E&P of the Company. The Warrant Issuance will have the effect of increasing each recipient’s interest in the assets and E&P of the Company; therefore, if other stockholders of the Company who do not receive a distribution of the Warrants receive a distribution of money or property, the Warrant Issuance will be a taxable distribution that is subject to Section 301.

7 305(b)(1).

8 305(b)(2).

9 305(b)(3).

10 305(b)(4).

11 305(b)(5).

National Holdings Corporation

December 28, 2016

Section 1.305-3(b)(2) provides that in order for a distribution of stock to be considered as one of a series of distributions it is not necessary that such distribution be pursuant to a plan to distribute cash or property to some stockholders, and to increase the proportionate interests of other stockholders. Rather, it is sufficient if there is an actual or deemed distribution of stock (or a series of distributions of which such stock distribution is one), and as a result of such distribution or distributions some stockholders receive cash or property and other stockholders increase their proportionate interests in the assets and E&P of the corporation. Section 1.305-3(b)(4) provides that if the receipt of cash or property occurs more than 36 months prior to, or following, a distribution of stock, such distribution will be presumed to not result in a disproportionate distribution unless such distributions are made pursuant to a plan. This provision suggests that if a distribution of money or property occurs within 36 months of a stock distribution, such distributions will result in treatment as a taxable disproportionate distribution even if not made pursuant to a plan.

Section 1.305-3(b)(3) provides that there is no requirement that the stockholders receiving cash or property acquire the cash or property by way of a corporate distribution with respect to their shares, so long as they receive such cash or property in their capacity as stockholders. However, in order for a distribution of property to meet the requirement of Section 305(b)(2) of the Code, such distribution must be made to a stockholder in his capacity as a stockholder, and must be a distribution to which any of Sections 301, 356(a)(2), 871(a)(1)(A), 881(a)(1), 852(b), or 857(b) of the Code applies. 12 In addition, Section 1.305-3(b)(3) states that a distribution of property incident to an isolated redemption of stock (e.g., pursuant to a tender offer) will not cause Section 305(b)(2) of the Code to apply even though the redemption distribution is treated as a distribution of property to which any of Sections 301, 871(a)(1)(A), 881(a)(1), or 356(a)(2) applies.13

The Representation Letter states that between August 1, 2015 and October 31, 2015 the Company repurchased 80,576 shares of Common Stock. These repurchases occurred within 36 months of the Warrant Issuance. If the repurchases are treated as a series of redemptions, and as distributions to which Section 301 applies, the Warrant Issuance will result in a taxable disproportionate distribution.

Whether a redemption is treated as a distribution to which Section 301 applies is determined under Code Section 302. Under Section 302(a) of the Code a redemption will not be treated as a Section 301 distribution and will therefore qualify for sale or exchange treatment, only if one of the tests described in Section 302(b) is satisfied. One of these tests is met if the redemption is “not essentially equivalent to a dividend.” 14 The phrase “not essentially equivalent to a dividend” is not defined in the Code or the regulations, and is based on an evaluation of the facts and circumstances of each case. However, rulings issued by the Internal Revenue Service (the “Service”) provide some guidance for when a redemption results in a sufficient reduction in a shareholder’s ownership rights for the redemption to qualify for sale or exchange treatment under Section 302(b)(1) of the Code.

12 1.305-3(b)(3) (emphasis added).

13 Id.

14 302(b)(1).

National Holdings Corporation

December 28, 2016

In Revenue Ruling 76-385,15 the Service concluded that the non-pro rata redemption by a corporation of stock that is publicly traded fell within the category of redemptions Congress intended to exclude from dividend treatment because the redemption involved a minority shareholder whose relative stock interest was minimal and who exercised no control over the affairs of the corporation.

The Representation Letter states that no stockholder who sold stock to the Company held more than 50% of the outstanding Common Stock after the sale of stock to the Company, and that the repurchases by the Company were not proportionate. In light of the fact that the Common Stock of the Company was publicly traded, and that the repurchases occurred on the open market, it is likely that the repurchases will satisfy the “not essentially equivalent to a dividend” test of Section 302(b)(1), and not be treated as a distribution subject to Section 301. Thus, we do not believe that the repurchases of Common Stock will cause the Warrant Issuance to be a taxable disproportionate distribution.

Finally, we note that the agreement by Fortress and Acquisition Sub to not exercise or transfer any Warrants issued to them will likely be treated for income tax purposes as if Warrants had not been issued to them, with the result that the distribution of Warrants to shareholders other than Fortress could be viewed as being disproportionate. Therefore, any consideration provided to Fortress or Acquisition Sub must be scrutinized to ensure that such consideration is not susceptible to being treated as a constructive distribution of cash or property with respect to the Common Stock held by Fortress or Acquisition Sub. The Representation Letter states that the Company has not provided, and does not intend to provide, any consideration or anything of value to Fortress, other than services to Fortress or its affiliates which were or will be provided for on an arm’s length basis and paid for by Fortress or its affiliates at fair market value. We note that the Stockholder Rights Agreement grants to Acquisition Sub the right to designate all directors to be nominated by the Board of Directors until September 12, 2019; however, we have found no authority suggesting that the contractual grant of such a right should be treated as a distribution of property for purposes of Section 301. Therefore, we do not believe that the grant of such rights will cause the Warrant Issuance to be a taxable disproportionate distribution.

OPINION

For the reasons set forth above, we are of the opinion that the Warrant Issuance will be a tax-free distribution for U.S. federal income tax purposes pursuant to Section 305(a) of the Code.

A shareholder who receives Warrants must allocate the basis of its original shares of common stock held prior to the Warrant Issuance (with respect to which the Warrants were distributed) between the original shares and the new stock rights (i.e., the Warrants) received by the shareholder, but only if (i) the fair market value of the Warrants is equal to or greater than 15% of the fair market value of the Company common stock (or, if the fair market value of the Warrants is less than 15% of the fair market value of the original shares on such date, the shareholder elects to allocate part of the basis of the original shares) and (ii) the Warrants are sold or exercised.  16 This allocation must be made in proportion to the fair market value of the common stock and the fair market value of the Warrants at the date of distribution. 17 The holding period for the Warrants received by a shareholder in the distribution will include the shareholder’s holding period for the common stock with respect to which the Warrants were received. 18

15 1976-2 C.B. 92.

16 1.307-1 and 1.307-2.

17 1.307-1.

18 1223(4).

National Holdings Corporation

December 28, 2016

Our opinion is based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. Any such change could affect our opinion and the accuracy or reliability thereof. In addition, our opinion is based solely on the documents that we have examined, including, without limitation, the Warrant Agreement and the Registration Statement, and the facts and assumptions set forth herein and in the Representation Letter. Our opinion cannot be relied upon if any of the material facts, representations or assumptions set forth in those documents or herein are, or later become, inaccurate, or if there is a material change in applicable law. Facts and circumstances arising after the date of this opinion may affect the validity of the conclusions reached in this opinion. We assume no responsibility to inform you of any such change or inaccuracy that may come to our attention after the date hereof. Our opinion is not binding upon the Service or the courts, and there can be no assurance that the Service or a court will agree with our opinion. Our opinion is limited to the U.S. federal income tax matters specifically covered in this letter, and we have not been asked to address, nor have we addressed, any other tax consequences associated with the transactions described in this letter.

We are furnishing this opinion in connection with the filing of the Registration Statement, and this opinion is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Commission as Exhibit 8.1 to the Registration Statement. We also consent to the references to our firm under the captions “Material U.S. Federal Income Tax Consequences” and “Legal Matters” included in the prospectus forming a part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Pryor Cashman LLP